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E·D

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37444

SEC Mail Processing
MAR 01 2019
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Banca IMI Securities Corp.**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

One William Street 9th Floor

(No. and Street)

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent DiBella   212-326-1118

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP

(Name – *if individual, state last, first, middle name*)

488 Madison Avenue 3rd Floor	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PMS

OATH OR AFFIRMATION

I, __Vincent DiBella__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Banca IMI Securities Corp.__ , as of __December 31__ , 20__18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marina Belcic
Notary Public, State of New York
Registration #01BE6043024
Qualified In Nassau County
My Commission Expires June 5, 20_22_

_____
Signature

Chief Financial Officer
_____
Title

Marina Belcic
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of Banca IMI Securities Corp.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Banca IMI Securities Corp. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Banca IMI Securities Corp.'s auditor since 2018.

New York, New York
February 28, 2019

Banca IMI Securities Corp.

Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 34,315,245
Cash Segregated Under Federal and Other Regulations	2,000,000
Financial Instruments Owned, at fair value	69,605,547
Receivables From Brokers, Dealers and Clearing Organizations	11,652,979
Receivable From Affiliates	3,260,553
Receivable From Affiliated Customers	446,467
Receivable From Non-Affiliated Customers	500
Fixed Assets, at cost (net of accumulated depreciation and amortization of $2,219,234)	146,466
Deferred Taxes	623,623
Taxes Receivable	2,769,543
Other Assets	1,383,034
Total assets	**$ 126,203,957**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payables to Brokers, Dealers and Clearing Organizations	295,915
Payables to Affiliated Customers	677,020
Payables to Non-Affiliated Customers	155,822
Interest and Dividends Payable	231,756
Accounts Payable and Accrued Expenses	2,513,145
Reserve for Contingent Expense	4,588,978
Total liabilities	**8,462,636**
Commitments (Note 8)	
Stockholder's Equity:	
Common stock (66,500 shares authorized; 44,500 shares issued and outstanding, no par value)	44,500,000
Additional paid-in capital	102,000,000
Accumulated deficit	(28,758,679)
Total stockholder's equity	**117,741,321**
Total liabilities and stockholder's equity	**$ 126,203,957**

See Notes to Statement of Financial Condition.

Note 1.   Description of Organization

Banca IMI Securities Corp. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is regulated by the Securities and Exchange Commission (the "SEC"), and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a member of the New York Stock Exchange (the "NYSE") and other regional exchanges. The Company is also registered as an international dealer with the Ontario Securities Commission (the "OSC").

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation ("IMI U.S."), which is wholly owned by IMI Investments S.A., which in turn is wholly owned by Banca IMI S.p.A. ("Banca IMI"), a wholly owned subsidiary of Intesa SanPaolo S.p.A. (the "Group").

As part of Banca IMI's investment banking group, the Company serves as a distributor of European equities in an agency capacity, on behalf of Banca IMI as well as execution of European fixed income instruments to U.S. institutional investors and, conversely, of U.S. products to the Group's European customer base.

Such activities are settled by the Company through domestic and foreign clearing organizations as well as foreign affiliates with the underlying transactions conducted on either a delivery versus payment or receipt versus payment basis.

Note 2.   Significant Accounting Policies

Basis of Presentation: The financial statement includes the accounts of Banca IMI Securities Corp., and are presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include realization of the Company's deferred tax assets.

Securities Transactions: Customer securities transactions are recorded on the settlement date, which is generally three business days after the trade date, with related commission income and expenses recorded on the trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying statement of financial condition.

Cash and Cash Equivalents: The Company considers all highly liquid investments, with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business, to be cash equivalents.

Cash Segregated Under Federal and Other Regulations: The Company segregates cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Financial Instruments Owned: Proprietary securities transactions and the related revenues and expenses are recorded on a trade-date basis. Financial instruments owned are stated at fair value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Fair value is generally based on published market prices or other relevant factors including dealer price quotations.

Note 2.   Significant Accounting Policies (continued)

<u>Receivables From and Payables to Brokers, Dealers and Clearing Organizations</u>: Receivables from brokers and dealers primarily consist of securities failed to deliver and deposits held at clearing organizations. Payables to brokers and dealers primarily consist of securities failed to receive. Receivables from and payables to brokers and dealers are short-term in nature and, accordingly, their carrying amount is a reasonable estimate of fair value.

<u>Fixed Assets</u>: Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

<u>Fair Value of Financial Instruments</u>: Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities, such as securities loaned, customer and noncustomer payables and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates.

<u>Income Taxes</u>: The Company is included in the consolidated federal, state and local income tax returns of IMI U.S. Income taxes have been determined on a separate company basis.

Financial Accounting Standards Board (the "FASB") ASC 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company did not have any unrecognized tax benefits as of December 31, 2017.

Income taxes are provided under the provisions of ASC 740, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

<u>New accounting pronouncements</u>

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, *Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company has adopted the guidance on January 1, 2019.

Note 2.   Significant Accounting Policies (continued)

The Company expects that this standard will have a material effect on its financial statements, specifically, the recognition of a new right-of-use asset and lease liability on its statement of financial condition. On January 1,

2019, the Company has recognized additional operating liabilities of approximately $2.9MM, with corresponding right-of-use assets of the same amount based on the present value of the remaining minimum rental payments for the Company's existing operating leases.

Note 3.   Fair Value Measurement

The Company has adopted the FASB Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures.* ASC 820 defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

> Level 1:   Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date.

> Level 2:   Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability.

> Level 3:   Prices, inputs or exotic modeling techniques that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

A description of the valuation techniques applied to the Company's major categories of financial instruments owned measured at fair value on a recurring basis follows.

U.S. Government securities - U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. Government securities are categorized in level 1 or level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments were measured at December 31, 2018.

Note 3.   Fair Value Measurement (continued)

	Level 1	Level 2	Level 3	Total
Investments in Securities:				
U.S. Treasury Notes	$ 69,605,547	-	-	$ 69,605,547
	$ 69,605,547	-	-	$ 69,605,547

At December 31, 2018, there were no financial instruments owned that were pledged to counterparties.

Note 4.   Fixed Assets

A summary of fixed assets for the year ended December 31, 2018 is as follows:

Equipment	$ 1,515,602
Leasehold improvements	528,767
Furniture and fixtures	321,331
	2,365,700
Less accumulated depreciation and amortization	(2,219,234)
Fixed assets, net	$ 146,466

Note 5.   Common Stock

The authorized common stock of the Company is comprised of 66,500 shares, of which 44,500 are issued and outstanding at December 31, 2018. All of the Company's stock is owned by IMI U.S. The common stock has no par or stated value, and is carried at its original issue price of $1,000 per share. Additional paid-in capital represents capital contributions made by IMI U.S. to the Company subsequent to the original stock issuance.

Note 6. Related Parties

The Company has extensive transactions with affiliates of the Group. These activities include executing and clearing securities transactions and providing operational support for foreign affiliates in their securities dealings in the United States. Summarized below are the Company's affiliate balances as of December 31, 2018:

Assets:

Receivable from Affiliated Customers	446,468
Receivables from brokers, dealers and clearing organizations	95,229
Receivable from Affiliate	3,260,553
Total assets	**$ 3,802,250**

Liabilities:

Payable to Affiliated Customers	677,020
Accounts payable and accrued expenses	4,991
Total liabilities	**$ 682,011**

The Company has a $550 million and a 50 million euro line of credit from the Group. As of December 31, 2018, the Company has not drawn on the line of credit.

Note 7. Concentrations of Credit Risk

The Company's clearance activities for customers and noncustomers, including affiliates (collectively, "customers"), involve the execution, settlement and financing of customers' securities transactions. Customers' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations.

In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

Note 8.   Commitments

Leases: The Company has obligations under noncancelable operating leases for space with various expiration dates. The Company leases its office space from an affiliate under a sublease agreement. The terms of the Company's principal office space sublease at the 1 William Street, New York City location provide for certain escalation clauses relating to taxes and operating expense payments. The future aggregate minimum lease commitment for space is listed below:

Year ending December 31,

2019	$ 773,240
2020	773,240
2021	773,240
2022	773,240
2023	515,494
Thereafter	-
	$ 3,608,454

The Company has various noncancelable operating leases expiring in one year. Annual commitments under such leases aggregate $13,921 in 2019.

Note 9.   Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote. See Note 13 for specific reserves for contingent expenses.

Note 10.   Net Capital Requirements

The Company is subject to the SECs Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2018, the Company had net capital of $108,821,504, which was $107,821,504 in excess of the required net capital of $1,000,000. The Company had a Net Capital to Aggregate Debit Items Percentage of 12076.73%

Under the clearing arrangement with a clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. At December 31, 2018 the Company was in compliance with all such requirements.

Note 11.   Employee Benefits

All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 100% matching contribution on the first 5% of compensation deposited by the employee as an elective contribution. Amounts deferred over 5% are not matched by the Company. Vesting in Company contributions occurs over a five-year period.

The Company has a profit-sharing plan for all employees who have been employed with the Company as of each fiscal year-end. The board of directors of the Company sets the profit-sharing percentage for the plan annually. All contributions vest over a four-year period commencing with the second year of employment with the Company. The expense relating to the profit-sharing plan is recognized each year as the plan is funded by the Company.

Note 12.   Income Taxes

The Company is included in the consolidated federal income tax return filed by IMI U.S. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company is included in a combined state income tax return with IMI U.S. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

Items that result in a net deferred tax asset at December 31, 2018 were as follows:

Credits	$	-
State and city net operating loss deferral		92,662
Accrued Exepnses		530,961
Fixed Assets		22,548
Net deferred tax asset	$	623,623

At December 31, 2018, the Company had federal and state income tax returns for the 2015, 2016 and 2017 tax years open and subject to examination.

At December 31, 2018, the Company had NOL carryforwards for New York State and New York City of $40,200 and $52,462, respectively. The Company expects them to be fully utilized prior to their expiration in 2037.

Note 13.   Reserve for Contingent Expense

On October 7th, 2016 the Company received a subpoena issued by the request of the United States Department of Justice (the "DOJ"). The subpoena was issued in connection with an investigation concerning certain stock lending activity involving pre-release American Depositary Receipts ("ADR's).

Although the outcome of the ongoing DOJ investigation is uncertain, the Company's Statement of Financial Condition reflect a loss contingency of approximately $4.6 million.